Exhibit 99.2
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)
ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS
FOR THE SIX MONTHS ENDED JUNE 30, 2007
HIGHLIGHTS
Financial
•	Sales increased by 7.1% from US$712.6 million for the six months ended June 30, 2006 to US$763.1 million for the six months ended June 30, 2007.

•	Operating gain of US$6.6 million for the six months ended June 30, 2007 compared to operating loss of US$14.1 million for the six months ended June 30, 2006.

•	Net income of US$6.7 million for the six months ended June 30, 2007 compared to a net loss of US$8.3 million for the six months ended June 30, 2006.
Operational
•	The number of wafers the Company shipped increased by 15.1%, from 776,508 8-inch wafer equivalents to 894,038 8-inch wafer equivalents, from June 30, 2006 to June 30, 2007.

•	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company.

CHAIRMAN’S STATEMENT
Dear Shareholders,
Since 2003, SMIC has held the title of the largest semiconductor foundry in China. Now, as the world’s largest market for integrated circuits continues to mature, SMIC is situated to advance the role it has occupied for years: lead China’s development of semiconductor technologies and shepherd its rise as a world-class source of semiconductor development and manufacturing.
According to industry analysts, domestic suppliers currently meet only 10 percent of China’s demand for integrated circuits, leaving a gap of more than $70 billion in unmet demand. This figure is projected to increase to more than $100 billion by 2010. With such a promising forecast, it can be easy to forget that in this industry, the race is volatile—at times uncertain—and the finish line always remains tantalizingly on the horizon. Mindful of such realities, the Company is in constant evolution, never resting in its efforts to better serve its customers, and by extension, its shareholders, through expansion, development, upgrading, and optimization. Thus far in 2007, these efforts have resulted in substantial advances in our 65 nanometer technology and will continue to bear new fruit in following years.
As a publicly listed company on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, SMIC understands that its growth as a business must not come at the expense of its core principles. Accordingly, the Company strives to not only maintain its position as a world-class foundry, but also to demonstrate exemplary corporate responsibility, transparency, accountability, and governance. To simply fulfill the requirements of the Sarbanes-Oxley Act of 2002 is not enough. Rather, SMIC endeavors to surpass the highest international standards of integrity in each one of the individuals, departments, and practices that makes the Company great, and that will make it even greater in the future.

Sincerely,
Yang Yuan Wang
Chairman of the Board
Shanghai, PRC
September 20, 2007

CHIEF EXECUTIVE OFFICER’S STATEMENT
Dear Shareholders,
I am pleased to report that despite the challenging DRAM pricing environment, SMIC was able to increase its revenues for the first six months of 2007 by 7.1% to US$763.1 million as compared to US$712.6 million for the first six months of 2006. Growth was a result of improving our China sales and increasing sales of products from more advanced technology nodes. Our China sales increased from 7.6% in the first half of 2006 to 13.1% in the first half of 2007. Furthermore, almost 53.7% of total worldwide wafer revenues were derived from 0.13 micron and below. This favorable trend continues as more of our customers migrate to our 0.13 micron and 90 nanometer technology processes node.
Wafer shipments in the first six months of 2007 increased by 15.1% to 894,038 8-inch equivalent wafers from 776,508 8-inch equivalent wafers in the first six months of 2006. The company recorded an operating income of US$6.6 million and a net income of US$6.7 million for the first six months of 2007, as compared to an operating loss of US$14.1 million and a net loss of US$8.3 million for the first six months of 2006.
We are working with our partner, Saifun Semiconductors, to develop advanced flash memory technology, such as the new 2Gb NAND flash product, which is expected to reach the market by year-end. In addition, we are developing an 8Gb NAND flash product that is planned for commercial production in 2008. These milestones demonstrate our technological and manufacturing capabilities and are strategically positioning SMIC as a major foundry player in the NAND flash market.
SMIC’s technology roadmap is on track and we are making substantial progress in our development of the 65nm technology. Our DRAM product will begin conversion to below 90nm by the end of this year, and our Shanghai 300mm fab is scheduled to expand capacity of the 65nm and below technologies.
With our Chengdu and Wuhan projects, we are managing fabs owned and financed by local governments. Both projects are progressing smoothly. The 200-millimeter Chengdu fab entered pilot production in the second quarter of 2007, and the 300-millimeter Wuhan fab is ready for equipment move-in. The Chengdu and Wuhan projects mark an exciting milestone for SMIC, allowing us to continue growing our business while managing our internal capital expenditures more efficiently. These projects will also help us better serve our international customers while positioning us closer to many potential China-based customers.
May God bless you and SMIC,

Richard R. Chang
Chief Executive Officer
Shanghai, PRC
September 20, 2007

RESULTS
The Board of Directors of Semiconductor Manufacturing International Corporation (“the Company”) is pleased to announce the unaudited consolidated financial results of the Company and its subsidiaries for the six months ended June 30, 2007, and would like to express their gratitude to the shareholders and their staff for their support of the Company.
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
For the six months ended June 30, 2007 and 2006
(in US$ thousands, except per share data)
(unaudited)

		Six months ended June 30,
	Notes	2007	2006
			(As restated,
			see note 20)

Sales	12	763,114	712,584
Cost of sales		687,683	631,770

Gross profit		75,431	80,814

Operating expenses:
Research and development		44,927	44,938
General and administrative		31,834	28,586
Selling and marketing		8,127	9,888
Amortization of acquired intangible assets		12,442	12,063
Income from sales of manufacturing equipment and other fixed assets		(28,495)	(516)

Total operating expenses		68,835	94,959

Income (Loss) from operations		6,596	(14,145)

Other income (expense):
Interest income		4,650	8,635
Interest expense		(11,660)	(24,416)
Foreign currency exchange loss		(1,086)	(2,551)
Others, net		1,994	519

Total other, net		(6,102)	(17,813)

		Six months ended June 30,
	Notes	2007	2006
			(As restated,
			see note 20)

Income (Loss) before income taxes		494	(31,958)
Income taxes credit	11	7,585	18,878
Minority interest		840	1,715
Loss from equity investment		(2,213)	(2,061)

Net income (loss) before cumulative effect of a change in accounting principle		6,706	(13,426)
Cumulative effect of a change in accounting principle	5	—	5,154

Net income (loss) attributable to holders of ordinary shares		6,706	(8,272)

Income (Loss) per ordinary share, basic		0.00	(0.00)

Income (Loss) per ordinary share, diluted		0.00	(0.00)

Shares used in calculating basic income (loss) per ordinary share		18,465,759,673	18,335,407,488

Shares used in calculating diluted income (loss) per ordinary share		18,718,977,415	18,335,407,488

UNAUDITED CONSOLIDATED BALANCE SHEET
As of June 30, 2007 and December 31, 2006
(in US$ thousands)
(unaudited)

		June 30,	December 31,
	Notes	2007	2006

ASSETS
Current assets:
Cash and cash equivalents		372,449	363,620
Short-term investments		73,080	57,950
Accounts receivable, net of allowances of $4,688 and of $4,049 in 2007 and 2006, respectively	6	300,379	252,185
Inventories	7	237,966	275,179
Prepaid expense and other current assets		13,059	20,767
Receivable for sale of manufacturing equipments and other fixed assets		109,908	70,545
Assets held for sale		2,446	9,421

Total Current assets		1,109,287	1,049,667

Land use rights, net		47,140	38,323
Plant and equipment, net		3,375,543	3,244,401
Acquired intangible assets, net		62,414	71,692
Deferred cost, net		82,410	94,183
Equity investment		11,407	13,620
Other long-term prepayments		3,551	4,119
Deferred tax assets	11	33,036	25,287

TOTAL ASSETS		4,724,788	4,541,292

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8	483,926	309,129
Accrued expenses and other current liabilities		94,684	97,121
Short-term borrowings	9	108,000	71,000
Current portion of promissory notes	10	29,242	29,242
Current portion of long-term debts	9	290,533	170,797
Income tax payable		159	72

Total current liabilities		1,006,544	677,361

		June 30,	December 31,
	Notes	2007	2006

Long-term liabilities:
Promissory notes	10	64,443	77,602
Long-term debts	9	574,564	719,571
Long-term payables relating to license agreements		14,458	16,993
Other long-term payable		—	3,333
Deferred tax liabilities		184	211

Total long-term liabilities		653,649	817,710

Total liabilities		1,660,193	1,495,071

Minority interest		36,961	38,801

Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 authorised, 18,493,184,050 and 18,432,756,463 shares issued and outstanding in 2007 and 2006, respectively		7,397	7,373
Warrants		32	32
Additional paid-in capital		3,302,244	3,288,733
Accumulated other comprehensive income		65	92
Accumulated deficit		(282,104)	(288,810)

Total stockholders’ equity		3,027,634	3,007,420

TOTAL LIABILITIES, MINORITY INTEREST, AND STOCKHOLDERS’ EQUITY		4,724,788	4,541,292

Net current assets		102,743	372,306

Total assets less current liabilities		3,718,244	3,863,931

UNAUDITED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the six months ended June 30, 2007 and 2006
(in US$ thousands, except share data)

					Accumulated
				Additional	other	Deferred stock		Total
	Ordinary shares			paid-in	comprehensive	compensation,	Accumulated	stockholders	Comprehensive
	Share	Amount	Warrants	capital	income	net	deficit	equity	loss

Balance at January 1, 2007	18,432,756,463	7,373	32	3,288,733	92	—	(288,810)	3,007,420
Exercise of employee stock options	60,427,587	24	—	2,508	—	—	—	2,532
Share based compensation	—	—	—	11,003	—	—	—	11,003
Net income	—	—	—	—	—	—	6,706	6,706	6,706
Foreign currency translation adjustments	—	—	—	—	(27)	—	—	(27)	(27)

Balance at June 30, 2007	18,493,184,050	7,397	32	3,302,244	65	—	(282,104)	3,027,634	6,679

Balance at January 1, 2006(1)	18,301,680,867	7,321	32	3,291,408	139	(24,882)	(244,701)	3,029,316
Exercise of employee stock options	42,354,965	17	—	1,639	—	—	—	1,656
Repurchase of restricted ordinary shares	(1,301,500)	(1)	—	(35)	—	—	—	(36)
Deferred stock compensation adjustment	—	—	—	(24,882)	—	24,882	—	—
Share based compensation	—	—	—	12,171	—	—	—	12,171
Cumulative effect of a change in accounting principle	—	—	—	(5,154)	—	—	—	(5,154)	—
Net loss (1)	—	—	—	—	—	—	(8,272)	(8,272)	(8,272)
Foreign currency translation adjustments	—	—	—	—	52	—	—	52	52
Unrealized gain on investments	—	—	—	—	(28)	—	—	(28)	(28)

Balance at June 30, 2006	18,342,734,332	7,337	32	3,275,147	163	—	(252,973)	3,029,705	(8,248)

(1)	As restated. See Note 20

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended June 30, 2007 and 2006
(in US$ thousands)
(unaudited)

	Six months ended June 30,
	2007	2006
		(As restated,
		see note 20)
Operating activities:
Income (Loss) attributable to holders of ordinary shares	6,706	(8,272)
Less: cumulative effect of a change in accounting principle	—	(5,154)

Net income (loss) before cumulative effect of the accounting change	6,706	(13,426)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Minority interest	(840)	(1,715)
Gain on disposal of plant and equipment	(28,495)	(516)
Depreciation and amortization	348,558	442,611
Non-cash interest expense on promissory notes and long-term payable relating to license agreements	2,403	2,969
Amortization of acquired intangible assets	12,442	12,063
Share-based compensation	11,003	12,171
Loss from equity investment	2,213	75
Changes in operating assets and liabilities:
Accounts receivable	(48,194)	(15,914)
Inventories	37,213	(26,355)
Prepaid expense and other current assets	8,276	(1,110)
Deferred tax assets	(7,750)	(18,892)

Accounts payable	(10,790)	(9,753)
Accrued expenses and other current liabilities	4,209	(21,467)
Income tax payable	87	21
Other long-term liabilities	(3,333)	10,000
Deferred tax liabilities	(27)	—

Net cash provided by operating activities	333,681	372,748

Investing activities:
Purchase of plant and equipment	(317,723)	(362,453)
Proceeds received from assets held for sale	6,466	—
Proceeds from disposal of plant & equipment	9,751	6,817

Purchase of acquired intangible assets	(6,452)	(1,692)
Purchase of short-term investments	(63,844)	—
Sale of short-term investments	48,715	10,281

Net cash used in investing activities	(323,087)	(347,047)

	Six months ended June 30,
	2007	2006
		(As restated,
		see note 20)
Financing activities:
Proceeds from short-term borrowings	107,000	148,287
Repayment of short-term borrowings	(70,000)	(295,484)
Repayment of promissory notes	(15,000)	(15,000)
Proceeds from long-term debts	—	652,949
Repayment of long-term debts	(25,271)	(515,683)
Payment of loan initiation fee	—	(3,597)
Proceeds from exercise of employee stock options	2,533	1,620
Acquisition of minority interest	(1,000)	—

Net cash used in financing activities	(1,738)	(26,908)

Effect of exchange rate changes	(27)	53

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,829	(1,154)
CASH AND CASH EQUIVALENTS, beginning of period	363,620	585,797

CASH AND CASH EQUIVALENTS, end of period	372,449	584,643

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	130	77

Interest paid	18,122	25,806

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING OR FINANCING ACTIVITIES
Inception of accounts payable for plant and equipment	(351,415)	(320,971)

Inception of long-term payable for acquired intangible assets	(14,458)	(23,507)

Inception of receivable for sales of manufacturing equipment and other fixed assets	109,908	$8,060

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2007 and 2006
(unaudited; in US$ thousands)
1.	BASIS OF PRESENTATION

The accompanying consolidated financial statements include the Company’s results and the results of the Company’s subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation. The interim consolidated financial statements included herein are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP and applicable rules and regulations of the Securities and Exchange Commission, regarding interim financial reporting and Appendix 16, “Disclosure of financial information”, of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted pursuant to such rules and regulations. Accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto contained in the Company’s Annual Report for the year ended December 31, 2006 dated on April 24, 2007. The December 31, 2006 consolidated balance sheet included herein was derived from the audited financial statements as of that date, but does not include all disclosures including notes required by GAAP. In the opinion of management, these interim consolidated financial statements reflect all adjustments of a normal recurring nature necessary to present fairly the Company’s results for the interim periods. The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from those estimates. In addition, the Company’s operating results for the six months ended June 30, 2007 may not be indicative of the operating results for the full fiscal year or any other future period.
2.	RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. The Company is currently evaluating the impact, if any, of this statement on its consolidated financial statements.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for us on January 1, 2008, although earlier adoption is permitted. The Company is currently evaluating whether to elect the fair value option, as permitted under SFAS 159.
3.	REVENUE RECOGNITION

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. The Company recognizes revenue to customers upon shipment and title transfer. The Company also provides certain services, such as mask making and probing, and revenue is recognized when the services are completed.

Customers have the rights of return within one year pursuant to warranty and sales return provisions, which has been minimal. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid or for its costs to ship replacement products. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.
4.	CHANGE IN ACCOUNTING ESTIMATE

Prior to January 1, 2007, all manufacturing machinery and equipment were depreciated over estimated useful lives of 5 years. In 2007, the Company reevaluated the periods over which the equipment is available to use and extended the estimated useful lives of manufacturing machinery and equipment based on historical usage experience and industry practices. The useful lives of manufacturing machinery and equipment used in the wafer manufacturing processing were changed from 5 years to a 5 to 7 year range. The effect of change in accounting estimate is a decrease in depreciation of $134,179,000 for the six months ended June 30, 2007.
5.	SHARE-BASED COMPENSATION

The Company grants stock options to its employees and certain non-employees. Prior to January 1, 2006, the Company accounted for share-based compensation in accordance with Accounting Principles Board Opinion No. 25, (“APB 25”) “Accounting for Stock Issued to Employees,” and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, “Accounting for Stock- Based Compensation”, as amended by SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” As a result, no expense was recognized for options to purchase the Company’s ordinary shares that were granted with an exercise price equal to fair market value at the day of the grant prior to January 1, 2006. Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), (“SFAS 123(R)”) “Share-Based Payment,” which establishes accounting for equity instruments exchanged for services.

Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company elected to adopt the modified prospective transition method as provided by SFAS 123(R) and, accordingly, financial statement amounts for the prior periods presented in this report have not been restated to reflect the fair value method of expensing share- based compensation.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company recognized a benefit of $5.2 million as a result of the cumulative effect of a change in accounting principle, in relating to the forfeiture rate applied on the unvested portion of the stock options.

The Company’s total actual share-based compensation expense for the six months ended June 30, 2007 and 2006 are $11,003,000 and $12,171,000, respectively.

The fair value of each option grant and share granted are estimated on the date of grant using the Black- Scholes option pricing model with the following assumptions used for grants during the applicable period.

	Six months ended June 30,
	2007	2006

Option grants
Average risk-free rate of return	4.64%	4.85%
Weighted average expected term	2—4 years	2—4years
Volatility rate	37.61%	35.16%
Dividend yield	0%	0%

     Share-based compensation plans
The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company.
In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”) whereby the Company grants stock options to attract, retain and motivate employees, directors and service providers. Following the completion of the IPO, the Company began issuing stock options solely through the 2004 Option Plan. Options to purchase 1,317,000,000 ordinary shares are authorized under the 2004 Option Plan. Under the terms of the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares. The majority of the options have a contractual life of 10 years from the date of grant and vest over a requisite service period of 4 years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of June 30, 2007, options to purchase 614,778,094 ordinary shares were outstanding. As of June 30, 2007, options to purchase 701,627,396 ordinary shares were available for future grants.
In 2001, the Company adopted the 2001 Stock Option Plan (“2001 Option Plan”). Options to purchase 998,675,840 ordinary shares and 536,566,500 of Series A convertible preference shares are authorized under the 2001 Option Plan. Options to purchase Series A convertible preference shares were converted into options to purchase ordinary shares immediately prior to the completion of the IPO. Under the terms of the 2001 Option Plan, options are generally granted at prices equal to the fair market value as estimated by the Board of Directors. The majority of the options have a contractual life of 10 years from the date of grant and vest over a requisite service period of 4 years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of June 30, 2007, options to purchase 431,175,896 ordinary shares were outstanding. As of June 30, 2007, options to purchase 373,447,334 ordinary shares were available for future grant. However, following the IPO, the Company no longer issues stock options under the 2001 Option Plan.
     A summary of the stock option activity is as follows:

	Ordinary shares
		Weighted
	Number of	average
	options	exercise price

Options outstanding at January 1, 2007	998,025,093	$0.14
Granted	130,249,000	$0.15
Exercised	51,410,983	$0.04
Cancelled	30,909,120	$0.17

Options outstanding at June 30, 2007	1,045,953,990	$0.14

Additional information regarding options outstanding as of June 30, 2007 was as follows:

			Weighted
		Weighted	average
	Number of	average	remaining	Aggregate
	options	exercise price	contractual life	intrinsic value

Options outstanding	1,045,953,990	$0.13	7.35 years	42,288,733
Options vested or expected to vest	836,811,788	$0.13	7.12 years	34,154,127
Options exercisable	482,799,069	$0.06	6.16 years	27,018,437
During the six months ended June 30, 2007 and 2006, the total intrinsic value of the options exercised were $4,780,000 and $2,414,000, respectively.
Certain options were granted to non-employees that resulted in a share-based compensation of $318,000 and $242,000 during the six months ended June 30, 2007 and 2006, respectively.
     Restricted share units
In January 2004, the Company adopted the 2004 Equity Incentive Plan (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the 2004 EIP, the Company was authorized to issue up to 2.5% of the issued and outstanding ordinary shares immediately following the closing of its initial public offering in March 2004, which were 455,409,330 ordinary shares. As of June 30, 2007, 159,955,991 restricted share units were outstanding and 219,783,212 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The RSUs vest over a requisite service period of four years and expire 10 years from the date of grant. Any compensation expense is recognized on a straight-line basis over the employee service period.
      A summary of the stock option activity is as follows:

	Restricted share units
		Weighted
	Number of	average
	options	fair value

Options outstanding at January 1, 2007	140,295,146	$0.14
Granted	34,649,720	$0.15
Vested	(10,037,500)	$0.15
Cancelled	(4,951,375)	$0.13
Options outstanding at June 30, 2007	159,955,991	$0.14

Additional information is as follows:

			Weighted
		Weighted	average
	Number of	average	remaining	Aggregate
	share units	exercise price	contractual life	fair value

Share units outstanding	159,955,991	$0.14	8.37 years	22,467,382
Share units vested or expected to vest	70,396,059	$0.12	8.66 years	8,662,798
Share units exercisable	1,050,000	$0.15	8.85 years	162,092
Pursuant to the 2004 EIP, the Company granted 34,649,720 restricted share units during the six months ended June 30, 2007 and the fair value of the restricted share units at the date of grant was $5,052,000 which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $3,199,000.
Unrecognized compensation cost related to non-vested share-based compensation
As of June 30, 2007, there was $28,961,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Option Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.22 years.
6.	ACCOUNTS RECEIVABLE, NET OF ALLOWANCES

The Company determines credit terms for each customer on a case by case basis, based on its assessment of such customer’s financial standing and business potential with the Company.
An aging analysis of trade debtors is as follows:

	June 30,	December 31,
	2007	2006

Current	258,810	213,539
Overdue:
Within 30 days	32,032	31,612
Between 31 to 60 days	4,325	5,880
Over 60 days	5,212	1,154

	300,379	252,185

7.	INVENTORIES

	June 30,	December 31,
	2007	2006

Raw materials	77,351	89,432
Work in progress	134,752	150,507
Finished goods	25,863	35,241

	237,966	275,179

8.	ACCOUNTS PAYABLE
An aging analysis of the accounts payable is as follows:

	June 30,	December 31,
	2007	2006

Current	440,670	238,864
Overdue:
Within 30 days	20,566	43,365
Between 31 to 60 days	5,916	9,595
Over 60 days	16,774	17,305

	483,926	309,129

9.	INDEBTEDNESS
Long-term and short-term debt is as follows:

			June 30,	December 31,
	Maturity	Interest rate	2007	2006

Shanghai USD syndicate loan	2006—2010	6.26%—6.46%	250,840	274,420
Beijing USD syndicate loan	2006—2010	6.26%—7.17%	600,000	600,000
EUR syndicate loan	2005—2009	3.95%—4.39%	14,257	15,948

			865,097	890,368
Less: Current portion of long-term debts			(290,533)	170,797

Long-term debts			574,564	719,571

Short-term debts		5.94%—6.22%	108,000	71,000

10.	PROMISSORY NOTES

In 2005, the Company reached a settlement and license agreement with Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) as detailed in Note 16. Under this agreement, the Company issued thirteen non- interest bearing promissory notes with an aggregate amount of $175,000,000 as the settlement consideration. The Company has recorded a discount of $17,031,000 for the imputed interest on the notes, which was calculated using an effective interest rate of 3.45% per annum and has been recorded as a reduction of the face amounts of the promissory notes. The Company repaid $15,000,000 and $15,000,000 in the six month ended June 30, 2007 and 2006 respectively. The outstanding promissory notes are as follows:

	June 30, 2007
		Discounted
	Face value	value

Maturity
2007	15,000	14,746
2008	30,000	28,747
2009	30,000	27,781
2010	25,000	22,411

	100,000	93,685
Less: Current portion of promissory notes	30,000	29,242

Long-term portion of promissory notes	70,000	64,443

11.	INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the relevant regulation and upon approval by the governmental agency, the Company’s Shanghai, Beijing and Tianjin subsidiaries are entitled to a full exemption from Foreign Enterprise Income Tax (“FEIT”) for five years starting with the first year of positive accumulated earnings and a 50% reduction for the following five years. Shanghai subsidiary is in the fourth year of receiving exemption from FEIT. While as of June 30, 2007, Beijing and Tianjin subsidiaries are still in a cumulative operating loss.

According to PRC regulations, the Company’s Chengdu and Energy Technology subsidiaries are entitled to a full exemption from Foreign Enterprise Income Tax (“FEIT”) for two years starting with the first year of positive accumulated earnings and a 50% reduction for the following three years. Up to June 30, 2007, Chengdu and Energy Technology subsidiaries are still in a cumulative operating loss.

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Tax Law”), which will be effective from January 1, 2008. The Company’s PRC subsidiaries will then measure and pay enterprise income tax pursuant to the New Tax Law. Under the New Tax Law, Foreign Invested Enterprises and domestic companies are subject to a uniform tax rate of 25%. The New Tax Law provides a five-year transition period from its effective date for enterprises, which were established before the promulgation date of the New Tax Law and entitled to a preferential lower tax rate under the then effective tax laws or regulations. According to the New Tax Law, entities qualified as high-technology companies supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%.

The Shanghai, Beijing and Tianjin subsidiaries have received official approval for the high-technology status, which are subject to a 15% tax rate under the New Tax Law. Chengdu and Energy Technology subsidiaries will also apply for status as a high-technology company. Official approval has yet to be received as of June 30,

2007. According to the applicable accounting rules, until Chengdu and Energy Technology subsidiaries receive official approval for this status, they must use the transition rule in calculating its deferred tax balances, which means a gradual increase in applicable tax rates from 15% to the uniform tax rate of 25% from 2008 to 2012.

In addition, based on the New Tax Law, an enterprise that is entitled to preferential treatment in the form of enterprise income tax rate reduction or exemption, but has not been profitable and, therefore, has not enjoyed such preferential treatment, would have to begin its tax exemption in the same year that the New Tax Law goes into effect, i.e., 2008. As such, Beijing, Tianjin, Chengdu and Energy Technology subsidiaries will begin their tax exemption in 2008 even if they are not yet cumulatively profitable at that time. In such case, Beijing and Tianjin subsidiaries would be exempted from income tax for 2008 to 2012, and entitled to a 50% tax rate reduction for the succeeding five years from 2013 to 2017, while Chengdu and Energy Technology subsidiaries would be exempted from income tax for 2008 to 2009, and entitled to a 50% tax rate reduction for the succeeding three years from 2010 to 2012.

The Company’s other subsidiaries are subject to respective local country’s income tax law, including those of Japan, the United States of America, Taiwan and Europe. The Company had minimal taxable income in Japan, the United States of America and Europe. As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes by the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year- end, based on enacted laws and statutory tax rates applicable for the difference that are expected to affect taxable income. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income tax by location of the tax jurisdiction for the six months ended June 30, 2007 and 2006 are as follows:

	Six months ended June 30,
	2007	2006

Domestic
— Current	—	1
— Deferred	(7,776)	(18,890)

Foreign
— Current	191	11
— Deferred	—	—

	(7,585)	(18,878)

As a result of strategic tax planning that became effective in 2006, a temporary difference between the tax and book basis of certain assets was created. Under FAS109 (Accounting for Income Taxes), the Company recognized a valuation allowance of $11.0 million and $8.4 million to reduce the deferred tax asset of $44.0 million and $33.7 million to the amount that is more-likely-than-not to be realized as of June 30, 2007 and December 31, 2006, respectively. Accordingly, an income tax benefit of US$7.8 million and $18.9 million was recorded in the six months ended June 30, 2007 and 2006. The deferred tax asset recognized relates specially to one of the Company’s subsidiaries on the basis that this subsidiary has achieved profitability consistently since 2004 and is expected to continue to be profitable based on the current forecast.

Effective January 1, 2007, the Company adopted FIN 48, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The adoption of FIN 48 did not have any material impact on the Company’s financial position or results of operations.

12.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company is engaged primarily in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, and manufacturing design of semiconductor masks. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information required by SFAS No. 131 can be found in the consolidated financial statements.

	Six months ended June 30,
	2007	2006

Total sales:
North America	306,108	321,478
Europe	181,766	211,002
Asia Pacific (Excluding Japan, Korea and Taiwan)	105,110	55,171
Taiwan	92,724	59,348
Japan	72,089	29,527
Korea	5,317	36,058

	763,114	712,584

Revenue is attributed to countries based on location of customer’s headquarters.

Substantially all of the Company’s long-lived assets are located in the PRC.

13.	INCOME (LOSS) FROM OPERATIONS

	Six months ended June 30,
	2007	2006
		(As restated,
		see note 20)

Income (Loss) from operations is arrived at after charging (crediting):
Depreciation and amortization of property, plant and equipment	336,194	430,551
Amortization of land use rights	591	287
Amortization of deferred cost	11,773	11,773
Amortization of acquired intangible assets	12,442	12,063

14.	INCOME FROM SALES OF MANUFACTURING EQUIPMENT AND OTHER FIXED ASSETS

For the six months ended June 30, 2007, the Company sold plant, equipment and other fixed assets with a carrying value of $32.9 million for $61.4 million, which resulted in a gain on disposal of $28.5 million. $23.4 million gain on disposal was generated from sales of manufacturing equipment and other fixed assets to Cension Semiconductor Manufacturing Corporation (“Cension”), a government-owned foundry based in Chengdu, Sichuan province, to which the Company is also contracted to provide management service.

15.	ELPIDA AGREEMENTS AND GUARANTEES

On April 10, 2007, Cension entered into an Asset Purchase Agreement (the “Agreement”) with Elpida Memory, Inc. (“Elpida”), a Japan based memory chip manufacturer, for the purchase of Elpida’s 200mm wafer processing equipment currently located in Hiroshima, Japan for the total price of $320 million.

As part of the Agreement, the Company provided a corporate guarantee for a maximum guarantee liability of $163.2 million on behalf of Cension in favour of Elpida. The Company’s guarantee liability will terminate upon full payment of the purchase price by Cension to Elpida. In return for providing the above corporate guarantee, the Company shall receive a guarantee fee from Cension based on 1.5% of guarantee amount, i.e. $2.4 million. Some 200mm wafer processing equipment purchased under the Agreement, with the total amount of $160 million, was held as collateral under the guarantee.

In conjunction with the Agreement, the Company will be entitled to the net profit (loss) associated with the production in Hiroshima during the transitional period (estimated to be no longer than 24 months) when the equipment acquired by Cension is being relocated in stages from Hiroshima to Chengdu.

As of June 30, 2007, the carrying amount of the liability related to the guarantee was approximately $2.4 million, which was presented in other current liabilities.

16.	COMMITMENTS
(a)	Purchase commitments

As of June 30, 2007 the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by June 30, 2008.

At June 30,
2007

Facility construction	82,247
Machinery and equipment	148,622

230,869

(b)	Royalties

Beginning in 2002, the Company has entered into several license and technology agreements with third parties. The terms of the contracts range from 3 to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In the six months ended June 30, 2007 and 2006, the Company incurred royalty expenses of $4,572,000 and $2,630,000, respectively.

Beginning in 2003, the Company has entered into several license agreements with third parties where the Company provides access to certain licensed technology. The Company will receive royalty payments based on a certain percentage of product sales using the Company’s licensed technology. In the six months ended June 30, 2007 and 2006, the Company earned royalty income of $5,675,000 and $637,000, respectively, which is included as net revenue in the statement of operations.

(c)	Operating lease as lessor

The Company owns apartment facilities that are leased to the Company’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in the six months ended June 30, 2007 and 2006 was $3,181,000 and $2,991,000, respectively.

(d)	Operating lease as lessee

The Company leases land use rights, gas tanks and other operational equipment under non-cancellable leases expiring at various times through 2053. Future minimum lease payments under these leases at June 30, 2007 are as follows:

Year ending

2007	1,566
2008	114
2009	63
2010	63
2011	63
Thereafter	2,777

4,646

The total operating lease expenses recorded in the six months ended June 30, 2007 and 2006 was $515,000 and $218,000, respectively.

17. RECONCILIATION OF BASIC AND DILUTED INCOME (LOSS) PER ORDINARY SHARE

	Six months ended June 30,
	2007	2006
		(As restated,
(in US$ thousands except per share data)		see note 20)

Income (loss) attributable to holders of ordinary shares	6,706	(8,272)
Less: Cumulative effect of a change in accounting principle	—	(5,154)

Income (loss) before cumulative effect of a change in accounting principle	6,706	(13,426)

Basic and diluted:
Weighted average ordinary shares outstanding	18,471,431,795	18,362,887,414
Less: Weighted average ordinary shares outstanding subject to repurchase	(5,672,122)	(27,479,926)

Weighted average shares used in computing basic income (loss) per ordinary share	18,465,759,673	18,335,407,488
Effect of dilutive securities:
Weighted average ordinary shares outstanding subject to repurchase	5,672,122	—
Stock options	111,408,934	—
Restricted share units	136,136,686	—

Weighted average shares used in computing diluted income (loss) per ordinary share	18,718,977,415	18,335,407,488

On the basis of income per share before cumulative effect of a change in accounting principle, basic	$0.00	$(0.00)

On the basis of income per share before cumulative effect of a change in accounting principle, diluted	$0.00	$(0.00)

Cumulative effect of a change in accounting principle per share, basic	$—	$0.00

Cumulative effect of a change in accounting principle per share, diluted	$—	$0.00

Basic income (loss) per share	$0.00	$(0.00)

Diluted income (loss) per share	$0.00	$(0.00)

As of June 30, 2007, the Company had 492,183,214 ordinary share equivalents outstanding that could have potentially diluted income per share in the future, but which were excluded in the computation of diluted income per share in 2007, as their exercise prices were above the average market values in the six months ended June 30, 2007.

As of June 30, 2006, the Company had 417,113,526 ordinary share equivalents outstanding that could have potentially diluted loss per share in the future, but which were excluded in the computation of diluted loss per share in the six months ended June 30, 2006, as its effect would have been antidilutive due to the net loss reported in the period.

18.	DIVIDEND

No dividend has been paid or declared by the Company during the six months ended June 30, 2007 and 2006, respectively.

19.	LITIGATION

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas)) in the Superior Court of the State of California, County of Alameda for alleged breach of settlement agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the settlement agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13-micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.

The Company has vigorously denied all allegations of misappropriation. Moreover, TSMC has not yet proven any trade secret misappropriation by the Company. At present, the claims rest as unproven allegations, denied by the Company.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, SMIC filed on September 12, 2006 a cross-complaint against TSMC, seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

TSMC filed with the California court in January 2007 a motion seeking to enjoin the PRC action. In February 2007, TSMC filed with the Beijing High Court a jurisdictional objection, challenging the competency of the Beijing High Court’s jurisdiction over the PRC action.

In March 2007, the California Court denied TSMC’s motion to enjoin the PRC action. TSMC has appealed this ruling to California Court of Appeal.

In July 2007, the Beijing High Court denied TSMC’s jurisdictional objection and issued a court order holding that the Beijing High Court shall have proper jurisdiction to try the PRC action. TSMC has appealed this order to the Supreme Court of the People’s Republic of China.

On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract.

On August 15—17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows. On September 7, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. Instead, the court only required the Company to provide 28 days’ notice to TSMC if the Company plans to disclose 0.13um or smaller logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a very early stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its early stages, the Company is unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss.

20.	RESTATEMENT OF STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2006

As a result of review of accounting treatment for the Settlement Agreement reached with TSMC on January 31, 2005, the Company determined that errors were made in the identification and classification of the components of settlement payment. The Company previously recorded $23.2 million of the settlement amount as an expense in 2004 and $134.8 million of intangible assets associated with the patent license portfolio and covenant not to sue. The Company determined that the payment was made solely for the right to use the licensed patent license portfolio both prior and subsequent to the settlement date.

The TSMC covenant not to sue for alleged trade secrets misappropriation does not qualify as a separate asset in accordance with either SFAS 141 or SFAS 142 as TSMC had never specified the exact trade secrets that it claimed were misappropriated, the Company’s belief that TSMC’s trade secrets may be obtained within the marketplace by other legal means and the Company never obtained the legal right to use TSMC’s trade secrets. As a result, the Company has determined that no value should have been allocated to the covenant not to sue.

This determination impacted the allocation of the settlement amount to its various components, which resulted in the Company decreasing the amount of expense recognized in its 2004 financial statement and increased the deferred cost associated with the patent license portfolio from $134.8 million to $141.3 million. This correction also affected the amount of expense recorded in periods subsequent to the settlement date given the higher asset value being recorded and the shorter amortization period of the patent license portfolio as compared to the convenant not to sue. Therefore, statement of operations for the six months ended June 30, 2006 was restated to reflect this determination. The effect of correcting these errors is shown below:

Consolidated Statements of Operations:

	Six months ended June 30, 2006
	(As previously
	reported)	(As restated)

Sales	712,584	712,584
Cost of sales	619,997	631,770
Gross profit	92,587	80,814
Operating expenses:
Amortization of intangible assets	22,065	12,063
Total operating expenses	105,477	94,959
Loss from operations	(12,890)	(14,145)
Loss before cumulative effect of a change in accounting principle	(11,655)	(13,426)
Net loss	(6,501)	(8,272)
Net loss attributable to common stockholders	(6,501)	(8,272)
Loss per share, basic	$(0.00)	$(0.00)
Loss per share, diluted	$(0.00)	$(0.00)

     Consolidated Statements of Cash Flows:

	Six months ended June 30, 2006
	As previously
	reported	As restated

Loss attributable to holders of ordinary shares	(6,501)	(8,272)
Net loss	(11,655)	(13,426)
Depreciation and amortization	430,838	442,611
Amortization of intangible assets	22,065	12,063
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The Board of Directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”) would like to announce the unaudited interim results of operations of the Company and its subsidiaries for the six months ended June 30, 2007, and would like to express their gratitude to the shareholders and their staff for the support of the Company.
Sales
Sales increased by 7.1% from US$712.6 million for the six months ended June 30, 2006 to US$763.1 million for the six months ended June 30, 2007, primarily as a result of the increase in the Company’s manufacturing capacity and ability to use such capacity to increase sales. The number of wafers the Company shipped increased by 15.1%, from 776,508 8-inch wafer equivalents to 894,038 8-inch wafer equivalents, between these two periods. The simplified average selling price of total revenue during this period decreased by 7.5% from US$918 per wafer to US$854 per wafer primarily due to a weaker DRAM pricing environment. The percentage of wafers sales that used 0.13 micron and below process technology increased to 53.7% from 47.1% of sales between these two periods.
Cost of Sales and Gross Profit
Cost of sales increased by 8.8% from US$631.8 million for the six months ended June 30, 2006 to US$687.7 million for the six months ended June 30, 2007. This increase was primarily due to the significant increases in sales volume, general increases in silicon substrate market price and increase in turnkey service fees, and increases in manufacturing labor expenses due to increased headcount. This increase was partially offset by lower depreciation costs.
The Company had a gross profit of US$75.4 million for the six months ended June 30, 2007 compared to a gross profit of US$80.8 million for the six months ended June 30, 2006. Gross margins decreased to 9.9% for the six months ended June 30, 2007 from 11.3% for the six months ended June 30, 2006. The decrease in gross margin was primarily due to a decrease in average selling price resulting from the downturn in the DRAM market.
Operating Expense and Income (Loss) from Operations
Operating expenses decreased by 27.2% from US$95.0 million for the six months ended June 30, 2006 to US$68.8 million for the six months ended June 30, 2007 due primarily to disposal gain from sales of manufacturing equipment.

Research and development expenses remained flat at US$44.9 million for the six months ended June 30, 2007 from the six months ended June 30, 2006.
Selling and marketing expenses decreased by 17.8% from US$9.9 million for the six months ended June 30, 2006 to US$8.1 million for the six months ended June 30, 2007, primarily due to a decrease in engineering material costs associated with sales activities.
General and administrative expenses increased by 11.4% from US$28.6 million for the six months ended June 30, 2006 to US$31.8 million for the six months ended June 30, 2007, primarily due to an increase in legal fees.
As a result, the Company’s operating gain was US$6.6 million for the six months ended June 30, 2007 compared to operating loss of US$14.1 million for the six months ended June 30, 2006.
The Company’s operating margin was positive 0.9% for the six months ended June 30, 2007 and negative 2.0% for the six months ended June 30, 2006.
Other Income (Expenses)
Other expenses decreased 65.7% from US$17.8 million for the six months ended June 30, 2006 to US$6.1 million for the six months ended June 30, 2007. This decrease was primarily attributable to the decrease in interest expense from US$24.4 million for the six months ended June 30, 2006 to US$11.7 million for the six months ended June 30, 2007. This interest expense decrease was primarily due to the increase in government subsidy. In addition, the foreign exchange loss decreased from a loss of US$2.5 million for the six months ended June 30, 2006 to a loss of US$1.1 million for the six months ended June 30, 2007 .
The Company’s net foreign exchange gain and loss, including operating, financing, and investing activities, was a gain of US$2.5 million for the six months ended June 30, 2007 compared to a loss of US$6.9 million for the six months ended June 30, 2006.
Net Income (Loss)
Due to the factors described above as well as the strategic tax planning described in the following paragraph, the Company had a net gain of US$6.7 million for the six months ended June 30, 2007 compared to a net loss of US$8.3 million for the six months ended June 30, 2006.
As a result of strategic tax planning that became effective in 2006, a temporary difference between the tax and book bases of certain assets was created. Under FAS109 (Accounting for Income Taxes), the Company recognized a valuation allowance of US$11.0 million to reduce the deferred tax asset of US$44.0 million to the amount that is more-likely-than-not to be realized as of June 30, 2007. Accordingly, an income tax benefit of US$7.8 million was recorded in six months ended June 30, 2007. An income tax benefit of US$18.9 million was recorded in six months ended June 30, 2006. The deferred tax asset recognized relates specifically to one of the Company’s subsidiaries on the basis that this subsidiary has achieved profitability consistently since 2004 and is expected to continue to be profitable based on the current forecast.

Liquidity and Capital Resources
The Company incurred capital expenditures of US$542.3 million for the six months ended June 30, 2006 and US$460.9 million for the six months ended June 30, 2007. The Company has financed substantial capital expenditure requirements through the proceeds received from the cash flows from operations and bank borrowings.
As of June 30, 2007, the Company had US$372.4 million in cash and cash equivalents. These cash and cash equivalents are held in the form of United States Dollars, Japanese Yen, European Euro, and Chinese Renminbi. The net cash provided by operating activities decreased by 10.8% from US$372.7 million for the six months ended June 30, 2006 to US$332.5 million for the six months ended June 30, 2007.
The Company’s net cash used in investing activities was US$321.9 million for the six months ended June 30, 2007, primarily attributable to purchases of plant and equipment for the Mega Fab in Shanghai, Mega Fab in Beijing, Fab 7, and Fab 8 as well as costs associated with the construction of Fab 8. Net cash used in investing activities was US$347.0 million for the six months ended June 30, 2006, primarily attributable to purchases of plant and equipment for the Mega Fab in Shanghai, Mega Fab in Beijing, Fab 7, and Fab 9 as well as costs associated with the construction of Fab 8.
The Company’s net cash used in financing activities was US$1.7 million for the six months ended June 30, 2007. This was primarily due to repayment of US$70 million in short-term borrowings, repayment of US$25.3 million in long-term debt borrowings, repayment of US$15.0 million in promissory notes, proceeds of US$107 million from short-term borrowings.
The Company’s net cash used in financing activities was US$26.9 million for the six months ended June 30, 2006. This was primarily due to repayment of US$295.5 million in short-term borrowings, repayment of US$515.7 million in long-term debt borrowings, repayment of US$15.0 million in promissory notes, proceeds of US$148.3 million from short-term borrowings, and proceeds of US$652.9 million from long-term borrowings.
As of June 30, 2007, the Company’s outstanding long-term liabilities primarily consisted of US$865.1 million in secured bank loans, of which US$290.5 million is classified as the current portion of long-term loans. The long-term loans are repayable in installments commencing in December 2006 with the last payments due in June 2010.
Long-term debt. In December 2001, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) entered into a long-term debt agreement for US$432.0 million with a syndicate of four Chinese banks. The withdrawal period of the facility was 18 months starting from the loan agreement date. As of December 31, 2004, SMIC Shanghai had fully drawn down on this loan facility. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$86.4 million. The interest expense incurred for the six months ended June 30, 2006 were US$6.6 million, of which a significant portion was capitalized as additions to assets under construction. As of June 30, 2006, this facility was fully repaid.

In January 2004, SMIC Shanghai entered into the second phase long-term facility arrangement for US$256.5 million with four Chinese banks. As of December 31, 2004, SMIC Shanghai had fully drawn down on this loan facility. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2006 in seven semi-annual installments of US$36.6 million. The interest expense incurred for the six months ended June 30, 2006 were US$7.2 million, of which US$2.7 million were capitalized as additions to assets under construction in 2006. As of June 30, 2006, this facility was fully repaid.
In June 2006, SMIC Shanghai entered into a new long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks. Of this principal amount, US$392.6 million was used to repay the principal amount outstanding under SMIC Shanghai’s bank facilities from December 2001 and January 2004. The remaining principal amount will be used to finance future expansion and general corporate requirement for SMIC Shanghai. The Company has guaranteed SMIC Shanghai’s obligations under this facility. As of June 30, 2007, SMIC Shanghai had drawn down US$393.0 million from this facility. The Company has repaid US$142.2 million and the remaining balances of US$250.8 million was outstanding as of June 30, 2007. The interest expense incurred for the six months ended June 30, 2007 and 2006 was US$8.8 million and US$0.2 million, respectively, of which, interest expense of 2007 was fully offset by the government subsidy granted in the period.
The key financial covenants contained in the loan agreement entered into in June 2006 include the following:
Any of the following in respect of SMIC Shanghai would constitute an event of default during the term of the loan agreement:
•	Consolidated tangible net worth of less than US$1.2 billion;
•	The percentage of consolidated total borrowings to consolidated tangible net worth of more than 60% for periods up to and including December 31, 2008 and exceeds 45% thereafter;
•	The ratio of consolidated total borrowings to EBITDA for the prior four quarters exceeds 1.50x; or
•	The debt service coverage ratio is less than 1.5x, where the debt service coverage ratio is the ratio of EBITDA for the previous four quarters divided by scheduled principal repayments and interest expense for all bank borrowings (including hire purchases, leases and other borrowed monies) for the same period.
Any of the following in respect of the Company would constitute an event of default during the term of the loan agreement:
•	Consolidated tangible net worth of less than US$2.3 billion;

•	The percentage of consolidated net borrowings to consolidated tangible net worth of more than 50% for periods up to and including June 30, 2009 and exceeds 40% thereafter; or

•	The ratio of consolidated net borrowings to EBITDA for the prior four quarters exceeds 1.50x for periods up to and including June 30, 2009 and exceeds 1.3x thereafter.

As of June 30, 2007, SMIC Shanghai had met these covenants such that no event of default had been triggered.
In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a five year loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs and is collateralized by the site’s plant and equipment. The drawdown period of this facility was twelve months from the sign off date of the agreement. As of June 30, 2007, SMIC Beijing had drawn-down US$600.0 million on this loan facility. The interest rate ranged on this loan facility from 6.9% to 7.0% for the six months ended June 30, 2007. The principal amount is repayable starting in December 2007 in six semi-annual installments. The interest expense incurred for the six months ended June 30, 2007 in the amount of US$21.0 million was partially offset by the government subsidy granted in the period and US$0.1 million was capitalized as additions to assets under construction for the six months ended June 30, 2007. The interest expense incurred for the six months ended June 30, 2006 was US$8.7 million, which was partially offset by the government subsidy granted in the period and of which, US$0.1 million was capitalized as additions to assets under construction.
Any of the following would constitute an event of default for SMIC Beijing during the term of the facility:
•	[Net profit + depreciation + amortization + financial expenses — (increase of accounts receivable and advanced payments + increase of inventory — increase in accounts payable and advanced receipts)]/ financial expenses < 1; and
•	(Total liability — borrowings from shareholders, including principal and interest)/Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and (Total liability — borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).
As of June 30, 2007, SMIC Beijing’s capacity had over 20,000 12-inch wafers per month and SMIC Beijing had met these covenants.
On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V. and Commerz Bank (Nederland) N.V. The drawdown period of the facility ends on the earlier of (i) twenty months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. This long-term loan facility is backed by credit insurance issued by Atradius Dutch State Business N.V. and secured by the manufacturing equipment purchased using the funds drawn down under this facility. In July 2006, Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin”) has withdrawn EUR15.1 million (approximately US$19.9 million) and EUR4.5 million (approximately US$5.7 million) was paid and the remaining balance of EUR10.6 million (approximately US$14.2 million) was outstanding as of June 30, 2007 and shall be repaid in seven semi-annual installments starting from November 2007. The interest rate ranged on this loan facility from 3.9% to 4.4%

for the six months ended June 30, 2007. The interest expense for the six months ended June 30, 2007 was US$0.3 million, of which US$0.1 million was capitalized as additions to assets under construction.
In May 2006, SMIC Tianjin entered into a loan facility in the aggregate principal amount of US$300.0 million from a consortium of international and Chinese banks. This facility is secured by the manufacturing equipment located in our Tianjin fab, except for the manufacturing equipment purchased using the Dutch Loan, and our land use rights and plant in proportion to the principal amount outstanding under this facility and the Dutch Loan. We have guaranteed SMIC Tianjin’s obligations under this facility.
Any of the following in respect of SMIC Tianjin would constitute an event of default during the term of the facility:
•	[Net profit + depreciation + amortization + financial expenses — (increase of accounts receivable and advanced payments + increase of inventory — increase in accounts payable and advanced receipts)] / financial expenses < 1; and
•	The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.
As of June 30, 2007, SMIC Tianjin had not drawn down any amount under this facility.
Short-term borrowings. As of June 30, 2007, the Company had short-term credit agreements that provided total credit facilities up to approximately US$325 million on a revolving credit basis. As of June 30, 2007, the Company had drawn down approximately US$108 million under these credit agreements and approximately US$217 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred for the six months ended June 30, 2007 and for the six months ended June 30, 2006 were US$1.9 million and US$5.5 million, respectively. The interest rate on the loans ranged from 5.9% to 6.3% for the six months ended June 30, 2007.
Capitalized Interest
Interest cost incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$0.6 million and $2.9 million has been added to the cost of the underlying assets during the six months ended June 30, 2007 and June 30, 2006, respectively, and is amortized over the respective useful life of the assets. For the six months ended June 30, 2007 and June 30, 2006, the Company recorded amortization expenses relating to the capitalized interest of US$2.6 million and US$2.2 million, respectively.

Commitments
As of June 30, 2007, the Company had commitments of US$82.2 million for construction obligations for the Beijing, Tianjin, Shanghai, and Chengdu facilities, and US$148.6 million to purchase machinery and equipment for the Beijing, Tianjin, Shanghai, and Chengdu facilities.
Debt to Equity Ratio
As of June 30, 2007, the Company’s debt to equity ratio was 32.1% calculated based on the sum of the short-term borrowings, current portion of long-term debt and long-term debt divided by total shareholders’ equity.
Contingent Liabilities
As of June 30, 2007, the Company did not have any material contingent liabilities.
Foreign Exchange Rate Fluctuation Risk
The Company’s revenues, expenses, and capital expenditure are primarily transacted in United States Dollars. However, since the Company has operations consisting of manufacturing, sales activities and capital purchasing outside of the U.S., the Company enters into transactions in other currencies and is primarily exposed to changes in exchange rates for the European Euro, Japanese Yen, and Chinese Renminbi.
To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign currency denominated activities. These forward exchange contracts are principally denominated in Chinese Renminbi, Japanese Yen or European Euro and do not qualify for hedge accounting in accordance with SFAS No. 133. As of June 30, 2007, the Company had outstanding foreign currency forward exchange contracts with a notional amount of US$5 million. Notional amounts are stated in U.S. dollar equivalent spot market exchange rates, as of the respective dates.
As of June 30, 2007, the fair value of foreign currency forward exchange contracts was a loss of approximately US$0.03 million, which is recorded in accrued expenses and other current liabilities. The Company had foreign currency exchange contracts with a total notional amount of US$5 million outstanding as of June 30, 2007, all of which matured in July 2007. The Company does not enter into foreign currency exchange contracts for speculative purposes.
Interest Rate Risk
The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR rate. The interest rate on the Company’s EURO denominated loans are linked to the EURIBOR rate. As a result, the interest rates on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

Cross Currency Swap Fluctuation Risk
On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR85 million. The company is primarily exposed to changes in exchange rate for the Euro.
To minimize the risk, the company entered into a cross currency swap contract with contract terms fully matching the repayment schedule of the long-term loan to protect against the adverse effect of exchange rate fluctuations arising from the foreign-currency denominated loan. The cross currency swap contract does not qualify for hedge accounting in accordance with SFAS No. 133.
Litigation
On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas)) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.
In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13-micron or smaller process products. TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.
The Company has vigorously denied all allegations of misappropriation. Moreover, TSMC has not yet proven any trade secret misappropriation by the Company. At present, the claims rest as unproven allegations, denied by the Company.
On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.
On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.
TSMC filed with the California Court in January 2007 a motion to enjoin the PRC action. In February 2007, TSMC filed with the Beijing High Court a jurisdictional objection, challenging the competency of the Beijing High Court’s jurisdiction over the PRC action.
In March 2007, the California Court denied TSMC’s motion to enjoin the PRC action. TSMC has appealed this ruling to the California Court of Appeal.

In July 2007, the Beijing High Court denied TSMC’s jurisdictional objection and issued a court order holding that the Beijing High Court shall have proper jurisdiction to try the PRC action. TSMC has appealed this order to the Supreme Court of the People’s Republic of China.
On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract.
On August 15—17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows. On September 7, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected SMIC’s development and sales. Instead, the court only required SMIC to provide 28 days’ notice to TSMC if SMIC plans to disclose 0.13um or smaller logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.
Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a very early stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us, which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations.
Employees
Save as disclosed in this interim report, there is no material change to the information disclosed in the 2006 annual report of the Company in relation to the number and remuneration of employees, remuneration policies, bonus and share option schemes of employees.
Prospects and Future Plans
In the second half of 2007, the Company will continue to optimize its product mix at the Shanghai and Tianjin 200-millimeter fabs to improve operating efficiency. To generate revenue growth going forward, the Company will target such projects as upgrading Qimonda DRAM manufacturing process from 90nm to 80nm at our Beijing 300-millimeter fab using existing tools, and establishing a baseline for logic at our Shanghai 300-millimeter fab in the third quarter of 2007 to expand customer service capability for 90nm and below logic customers.
These revenue growth initiatives are focused on delivering customer satisfaction while meeting the Company’s approved capital expenditure objectives. In addition, SMIC will continue to provide worldwide customers with value-added foundry services, such as design services, mask making, wafer sort, bumping, assembly and package testing.

SHARE CAPITAL
During the six months ended June 30, 2007, the Company issued 51,333,774 Ordinary Shares to certain of the Company’s eligible participants including employees, directors, officers and service providers of the Company (“eligible participants”) pursuant to the Company’s 2004 stock option plan (the “Stock Option Plan”) and 9,093,813 ordinary shares to certain of the eligible participants pursuant to the Company’s 2004 equity incentive plan.

Number of Shares
Outstanding

Outstanding Share Capital as of June 30, 2007	18,493,184,050
Under the terms of the Company’s 2004 Equity Incentive Plan, the Compensation Committee may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one Ordinary Share. Restricted Share Units granted to new employees generally vest at a rate of 10% upon the second anniversary of the vesting commencement date, an additional 20% on the third anniversary of the vesting commencement date, and an additional 70% upon the fourth anniversary of the vesting commencement date. Restricted Share Units granted to existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of Restricted Share Units.
For the twelve months ended December 31, 2004, the Compensation Committee granted a total of 118,190,824 Restricted Share Units pursuant to which the Company issued an aggregate of 18,536,451 ordinary shares to its eligible participants on or around July 1, 2005. For the twelve months ended December 31, 2005, the Compensation Committee granted a total of 122,418,740 Restricted Share Units pursuant to which the Company issued an aggregate of 27,591,342 ordinary shares to its eligible participants on or around January 1, 2006 and July 1, 2006. For the twelve months ended December 31, 2006, the Compensation Committee granted a total of 16,058,864 Restricted Share Units, and for the six months ended June 30, 2007, the Compensation Committee granted a total of 34,649,720 Restricted Share Units. The remaining vesting dates of these Restricted Share Units (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) approximately are as follows:

Approximate Restricted Share Units (the
actual number may change due to the
Vesting Dates	departure of employees prior to vesting)

2007
1-Jan	9,820,417
27-Feb	25,000
1-Mar	250,000
3-Mar	250,000
23-Mar	175,000

Approximate Restricted Share Units (the
actual number may change due to the
Vesting Dates	departure of employees prior to vesting)

25-Apr	100,000
29-Apr	50,000
30-May	250,000
1-Jul	19,697,475
1-Aug	520,000
1-Sep	13,834,604
13-Sep	290,000
16-Sep	75,000
1-Oct	927,500
16-Oct	84,716
1-Nov	75,000
1-Dec	101,930
6-Dec	100,000

2008
1-Jan	17,965,917
19-Jan	12,500
1-Feb	325,000
27-Feb	25,000
1-Mar	295,520
3-Mar	250,000
23-Mar	175,000
1-Apr	171,600
9-Apr	20,000
25-Apr	100,000
29-Apr	100,000
30-May	250,000
1-Jun	45,090
1-Jul	20,484,975
1-Aug	570,000
1-Sep	13,904,335
13-Sep	330,000
16-Sep	75,000
1-Oct	1,015,000
16-Oct	84,716
1-Nov	75,000
1-Dec	101,930
6-Dec	100,000

Approximate Restricted Share Units (the
actual number may change due to the
Vesting Dates	departure of employees prior to vesting)

2009
1-Jan	17,818,417
19-Jan	12,500
1-Feb	250,000
27-Feb	25,000
1-Mar	295,520
3-Mar	250,000
23-Mar	175,000
1-Apr	21,600
9-Apr	20,000
29-Apr	350,000
1-Jun	45,090
1-Jul	671,272
1-Aug	670,000
1-Sep	13,904,335
10-Sep	12,600
13-Sep	530,000
16-Sep	75,000
1-Oct	1,015,000
16-Oct	84,716
1-Nov	75,000
1-Dec	101,930
6-Dec	100,000

2010
1-Jan	8,305,500
19-Jan	12,500
1-Feb	250,000
27-Feb	25,000
1-Mar	95,520
3-Mar	250,000
23-Mar	175,000
1-Apr	21,600
9-Apr	20,000
1-Jun	45,090
1-Jul	220,000
1-Aug	30,000
1-Sep	924,732
10-Sep	12,600
16-Sep	75,000

Approximate Restricted Share Units (the
actual number may change due to the
Vesting Dates	departure of employees prior to vesting)

1-Oct	1,000,000
16-Oct	72,216
1-Nov	75,000
1-Dec	101,930
6-Dec	100,000

2011
1-Jan	8,218,000
1-Feb	250,000
1-Mar	25,000
9-Apr	20,000
1-Jul	12,500
10-Sep	12,600
REPURCHASE, SALE OR REDEMPTION OF SECURITIES
The Company has not repurchased, sold or redeemed any of its securities during the six months ended June 30, 2007.
COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES
In November 2004, the SEHK issued its report entitled the “Code on Corporate Governance Practices and Corporate Governance Report”, which subject to a grace period, has taken effect for accounting periods commencing on or after January 1, 2005. The SEHK’s Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”), which contains code provisions to which an issuer such as the Company, is expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommended best practices with which an issuer is encouraged to comply (the “Recommended Practices”). At the meeting of the Board on January 25, 2005, the Board approved the Corporate Governance Policy (the “CG Policy”) (which was amended by the Board on July 26, 2005) with effect from such date. The updated CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Corporate Governance”, incorporates all of the code provisions of the CG Code and many of the Recommended Practices.
In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provision of the CG Policy. None of the Directors are aware of any information which would reasonably indicate that the Company is not, or was not, during the financial period from January 1, 2007 to June 30, 2007, in compliance with the CG Policy.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS (THE “MODEL CODE”)
The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules. The Company, having made specific enquiry of all directors, confirms that all members of the Board have complied with the Insider Trading Policy and the Model Code throughout the six months ended June 30, 2007. The senior management as well as all officers, directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.
The Board
The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board acting itself and through the various committees of the Board, actively participates in the determination of the overall strategy of the Company, the establishment and monitoring of the achievements of corporate goals and objectives, the oversight of the Company’s financial performance and the responsibility for preparing the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.
The Board consists of nine directors as at the date of the interim report. Directors may be elected or re-elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s outstanding shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with no more than one class eligible for re-election at any annual general meeting of shareholders.
Each class of director will serve terms of three years. The Class I directors were elected for a term of three years at the Company’s 2005 Annual General Meeting of the shareholders of the Company (except Dr. Albert Y. C. Yu who was elected at the 2006 Annual General Meeting of the shareholders of the Company). The Class II directors were elected at the 2006 Annual General Meeting of the shareholders of the Company for a term of three years. The Class III directors were elected at the 2007 Annual General Meeting of the shareholders of the Company for a term of three years.
For the six months ended June 30, 2007, the Board at all times exceeded the minimum requirements of the Listing Rules relating to the appointment of at least three independent non- executive directors on the board, and complied with the requirement that these should include one such director with appropriate professional qualifications or accounting or related financial management expertise.
At the 2007 AGM, Yang Yuan Wang and Tsuyoshi Kawanishi were re-elected as Class III independent non-executive directors of the Company and Fang Yao was re-elected as a Class III non-executive director of the Company.

On August 30, 2007, Fang Yao resigned as Class III non-executive director of the Company and Wang Zheng Gang was appointed as Class III non-executive director of the Company. Wang Zheng Gang will be eligible for re-election at the Company’s 2008 Annual General Meeting of the shareholders of the Company.
The following table sets forth the names, classes and categories of the directors:

Name of Director	Category of Director	Class of Director

Yang Yuan Wang	Chairman, Independent Non-executive Director	Class III
Richard Ru Gin Chang	President, Chief Executive Officer, Executive Director	Class I
Henry Shaw	Independent Non-executive Director	Class I
Albert Y.C. Yu	Independent Non-executive Director	Class I
Ta-Lin Hsu	Independent Non-executive Director	Class II
Jiang Shang Zhou	Independent Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II
Tsuyoshi Kawanishi	Independent Non-executive Director	Class III
Wang Zheng Gang	Non-executive Director	Class III
On an annual basis, each independent non-executive director confirms his independence to the Company, and the Company considers these directors to be independent as such term is defined in the Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.
The Board meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The regular Board meeting schedule for a year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for meetings and the Board in complying with relevant rules and regulations. The relevant papers for the Board meetings were dispatched to the Board members in accordance with the CG code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all directors for their comment and review prior to their approval of the minutes at the following or a subsequent Board meeting. Transactions in which directors are considered to have a conflict of interest or material interests are not passed by written resolutions and the interested directors are not counted in the quorum and abstain from voting on the relevant matters.
All directors have access to the Company Secretary who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents provided at the Board meeting or filed into the Company’s minute-book. Furthermore, the Board has established the procedures pursuant to which a director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such director to exercise such director’s duties. The Company Secretary continuously updates all directors on the latest development of the Listing Rules and other applicable regulatory requirements to assist the Company’s compliance with and maintenance of good corporate governance practices. Each new director is provided with training with respect to such director’s responsibilities under the Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.

WAIVER FROM COMPLIANCE WITH THE LISTING RULES
The Stock Exchange has granted a conditional waiver (the “Waiver”) to the Company from the strict compliance with rule 3.24 of the Listing Rules. Under rule 3.24 of the Listing Rules, the Company must employ an individual on a full-time basis who, amongst other things, must be a qualified accountant and a fellow or associate member of the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) (previously known as the Hong Kong Society of Accountants) or a similar body of accountants recognized by HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA.
The Waiver is subject to the following conditions:
1.	Ms. Morning Wu (“Ms. Wu”), the Acting Chief Financial Officer of the Company, being a member of the senior management of the Company, is able to meet all the requirements set out in rule 3.24 of the Listing Rules, save for being a fellow or associate member of the HKICPA or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA; and

2.	the Company has in place arrangement(s) providing Ms. Wu with access to the assistance of Ms. Mei Fung Hoo, who shall continue to be a fellow of the HKICPA and the Association of Chartered Certified Accountants, to provide assistance to Ms. Wu in the discharge of her duties as the Qualified Accountant of the Company during the period of the Waiver.
The Waiver will cease on April 14, 2008 or when the Company fails to fulfill any of the above conditions to the Waiver, whichever is earlier.
Save as disclosed above and in the prospectus of the Company dated March 8, 2004, the Company has not received any waivers from compliance with the Listing Rules.
REVIEW BY AUDIT COMMITTEE
The Audit Committee has reviewed with the management of the Company, the accounting principles and practices accepted by the Group and the interim financial statements of the Company for the six months ended June 30, 2007.
CHANGES IN THE MEMBERS OF THE BOARD OF DIRECTORS
On May 23, 2007, Yang Yuan Wang and Tsuyoshi Kawanishi were re-elected as Class III independent non-executive directors of the Company and Fang Yao was re-elected as a Class III non-executive director of the Company.
On August 30, 2007, Fang Yao resigned as Class III non-executive director of the Company and on the same day, Wang Zheng Gang was appointed as Class III non-executive director of the Company. Wang Zheng Gang will hold office until, and be eligible for re-election at, the 2008 Annual General Meeting of the shareholders of the Company.

INTERIM REPORT
The Interim Report for the six months ended June 30, 2007 containing financial statements and notes to the accounts will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) as well as the website of the Company (http://www.smics.com) in due course.
SAFE HARBOUR STATEMENTS
(Under the Private Securities Litigation Reform Act of 1995)
This announcement contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning “Prospect and Future Plans”, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.
Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F, as amended, filed with the SEC on June 29, 2007, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y.C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer
Shanghai, PRC
September 20, 2007

*	for identification only